Exhibit 12.1

PEABODY ENERGY CORPORATION
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(IN MILLIONS)

	Predecessor						Successor
	Year Ended December 31,					January 1 through April 1, 2017	April 2 through September 30, 2017
	2012	2013	2014	2015	2016
(Loss) Income from Continuing Operations Before Income Taxes	$(208.6)	$(734.3)	$(547.9)	$(1,990.3)	$(758.3)	$(459.3)	$255.7
Interest Expense	405.6	425.2	428.2	533.2	328.1	32.9	96.7
Interest Portion of Rental Expense	51.9	55.5	56.5	49.3	45.1	9.7	13.8
Loss (Income) from Equity Affiliates	61.2	83.4	107.6	292.4	(16.2)	(15.0)	(26.2)
Adjusted Earnings	$310.1	$(170.2)	$44.4	$(1,115.4)	$(401.3)	$(431.7)	$340.0
Interest Expense	$405.6	$425.2	$428.2	$533.2	$328.1	$32.9	$96.7
Interest Portion of Rental Expense	51.9	55.5	56.5	49.3	45.1	9.7	16.7
Preference Security Dividend (1)	—	—	—	—	—	—	138.6
Adjusted Fixed Charges	$457.5	$480.7	$484.7	$582.5	$373.2	$42.6	$113.4
Ratio of Earnings to Fixed Charges	(2)	(2)	(2)	(2)	(2)	(2)	1.36

(1)
Reflects 8.5% dividend rate per annum, payable semiannually in kind as a dividend of additional shares of preferred stock in addition to deemed dividends related to the shares of preferred stock that were converted during the period.

(2)
Earnings were insufficient to cover fixed charges by approximately $147.4 million, $650.9 million, $440.3 million, $1,697.9 million, $774.5 million for the years ended December 31, 2012, 2013, 2014, 2015, and 2016, respectively, and by approximately $474.3 million the period of January 1 through April 1, 2017.